Exhibit 99.4

InflaRx Reports Third Quarter 2022

Financial & Operating Results

•
Vilobelimab earns Orphan Drug and Fast Track designation for the treatment of critically ill, intubated, mechanically ventilated COVID-19 patients - Emergency Use Authorization (EUA) submitted to U.S. Food and Drug Administration (FDA)

•	PANAMO Phase III study results in severe COVID-19 published in peer-reviewed journal, The Lancet Respiratory Medicine

•	Fast Track designation granted for the treatment of pyoderma gangrenosum by FDA

•	Cash, cash equivalents and marketable securities of €93.2 million, expected to finance operations at least until year-end 2024

Jena, Germany, November 9, 2022 – InflaRx N.V. (Nasdaq: IFRX), a clinical-stage biopharmaceutical company developing anti-inflammatory therapeutics by targeting the complement system, announced today financial and operating results for the three and nine months ended September 30, 2022.

“In the past three months, we have made important progress with our lead product candidate, vilobelimab, and are excited about the promise this antibody holds in providing hope to patients with life-threatening acute illness as well as those with chronic, debilitating diseases,” said Prof. Niels C. Riedemann, Chief Executive Officer and Founder of InflaRx. “In late September, following encouraging interactions with the U.S. FDA, we applied for Emergency Use Authorization for the treatment of critically ill, invasively mechanically ventilated COVID-19 patients. We were also pleased that the results from our PANAMO Phase III study in these COVID-19 patients were published in one of the top peer-reviewed journals in the field, concluding on the robust survival benefit these data demonstrated.”

Dr. Riedemann continued: “Beyond this, we made important advances we made during the quarter in other development programs. We were granted Fast Track designation for vilobelimab for the treatment of ulcerative pyoderma gangrenosum, a serious neutrophilic skin disease with high unmet medical need, and preparations are underway for a Phase III clinical program. In addition, we expect to initiate clinical trials with a second program, INF904, an orally available C5a receptor inhibitor, before the end of this year. We are excited about the progress in the different development areas and will continue to move our programs forward in the months ahead.”

Recent Corporate and R&D Highlights

Development of Vilobelimab in Pyoderma Gangrenosum (PG):

InflaRx recently reported that vilobelimab was granted Fast Track designation for the treatment of ulcerative PG by the FDA. Previously vilobelimab had been granted Orphan Drug designation by both the FDA in the US and the European Medicines Agency (EMA) for the treatment of ulcerative PG. Following a productive End-of-Phase II meeting with the FDA in Q3 2022, InflaRx is moving forward with plans for a Phase III clinical development program in this indication.

Development of Vilobelimab in Severe COVID-19:

InflaRx recently announced that it submitted a request for EUA following encouraging interactions with the FDA at a previously held Type B meeting. InflaRx also received Fast Track designation from the FDA for the development of vilobelimab for the treatment of critically ill, intubated, mechanically ventilated COVID-19 patients. The EUA submission and Fast Track designation are based on the topline results from the PANAMO Phase III study, an international, double-blind, placebo-controlled, randomized clinical trial investigating vilobelimab in invasively mechanically ventilated COVID-19 patients. The results from the PANAMO trial were recently published in the peer-reviewed journal, The Lancet Respiratory Medicine, which included an in-depth statistical analysis supporting the robustness of the observed clinical survival benefit in the study.

Development of Vilobelimab in Cutaneous Squamous Cell Carcinoma (cSCC):

InflaRx has ongoing an open-label, multicenter Phase II study evaluating vilobelimab alone and in combination with pembrolizumab in patients with programmed cell death protein 1 (PD-1) or programmed cell death ligand 1 (PD-L1) inhibitor resistant/refractory, locally advanced or metastatic cSCC. To date, InflaRx has recruited nine patients in Arm A of this study (vilobelimab alone). The interim analysis in Arm A required to proceed to the second stage is expected to be available after ten patients are evaluable for response assessment. Interim clinical data from Arm A are expected in the first half of 2023.

Arm B of this study (vilobelimab plus pembrolizumab) has enrolled twelve patients so far in three dose groups. The interim analysis of Arm B is expected once ten patients treated at the same dose level recommended by the independent Steering Committee to move forward with the trial are evaluable for response assessment. These data, which are required to move to the second stage of the Phase II trial, are expected to be available in the second half of 2023.

INF904 – Small Molecule C5aR Inhibitor:

InflaRx is on track to initiate a Phase I program in the second half of 2022 and plans to study INF904 in complement-mediated, chronic autoimmune and inflammatory diseases where oral administration is the preferred choice for patients.

Financial Highlights – Q3 2022

Dr. Thomas Taapken, Chief Financial Officer of InflaRx, said: “Our cash position improved compared to the end of the third quarter, mainly due to cash inflows from a grant from the German government and especially through the strengthening of the US Dollar against the EURO. With a cash runway at least until year-end 2024, we are well financed to build on the significant advances we have made with our clinical programs and to follow through with the next steps, pending feedback from regulatory authorities, in developing vilobelimab both for severe COVID-19 and pyoderma gangrenosum as well as in moving our earlier-stage programs forward.”

Research and Development Expenses

Research and development expenses incurred for the nine months ended September 30, 2022 increased compared to the corresponding period in 2021 by €3.6 million to €29.2 million. This increase was primarily due to higher expenses for the Phase III part of the COVID-19 trial as well as costs for manufacturing development activities and was driven by an overall increase in third-party expenses of €1.9 million.

General and Administrative Expenses

General and administrative expenses increased by €2.7 million to €11.8 million for the nine months ended September 30, 2022, from €9.1 million for the nine months ended September 30, 2021. This increase is primarily attributable to higher expenses associated with equity-settled share-based compensation recognized in personnel expenses. Furthermore, legal, consulting and other expenses increased by €2.0 million to €5.9 million for the six months ended June 30, 2022, from €3.9 million, mainly due to consulting, implementation and testing costs of the internal control over financial reporting (ICFR) environment.

Other income

Other income for the nine months ended September 30, 2022 was €16.5 million, which is primarily attributable to income recognized from grant payments received from the German federal government for the development of vilobelimab in severe COVID-19 patients, including expenses related to clinical development and manufacturing process development,

Net Financial Result

Net financial result increased by €1.4 million to €3.1 million for the nine months ended September 30, 2022, from €1.7 million for the nine months ended September 30, 2021. This increase is mainly attributable to the strengthening of the USD to EUR during 2022.

Net Loss

Net loss for the nine months ended September 30, 2022 was €21.5 million, compared to €33.0 million for the nine months ended September 30, 2021.

Net Cash Used in Operating Activities

Net cash used in operating activities increased by €0.3 million to €28.5 million for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021, during which net cash used in operating activities was €28.2 million.

Cash, Cash Equivalents and Marketable Securities

On September 30, 2022, the Company’s total funds available were approximately €93.2 million, composed of cash and cash equivalents of €18.0 million and marketable securities of €75.2 million. These funds are expected to finance operations at least until year-end 2024.

Additional information regarding these results and other relevant information is included in the notes to the unaudited interim condensed consolidated financial statements as of September 30, 2022, and the three and nine months ended September 30, 2022 and 2021, as well as the consolidated financial statements as of and for the year ended December 31, 2021 in “ITEM 18. Financial Statements,” in InflaRx’s Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the U.S. Securities and Exchange Commission (SEC).

InflaRx N.V. and subsidiaries

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three and nine months ended September 30, 2022 and 2021

	For the three months ended September 30,		For the nine months ended September 30,
(in €, except for share data)	2022 (unaudited)	2021 (unaudited)	2022 (unaudited)	2021 (unaudited)

Operating Expenses
Research and development expenses	(7,537,350)	(9,359,850)	(29,190,231)	(25,566,005)
General and administrative expenses	(3,087,285)	(3,395,606)	(11,821,694)	(9,115,783)
Total Operating Expenses	(10,624,636)	(12,755,456)	(41,011,925)	(34,681,788)
Other income	2,030,406	22,850	16,473,540	43,529
Other expenses	—	—	(844)	(844)
Operating Result	(8,594,230)	(12,732,606)	(24,539,229)	(34,639,103)
Finance income	199,758	27,380	310,121	85,964
Finance expenses	(6,845)	(9,527)	(39,376)	(16,261)
Foreign exchange result	882,370	715,799	3,173,883	1,621,165
Other financial result	(402,724)	(56,000)	(363,724)	(13,000)
Income Taxes	—	—	—	—
Income (Loss) for the Period	(7,921,671)	(12,054,955)	(21,458,325)	(32,961,235)

Share Information
Weighted average number of shares outstanding	44,203,763	44,186,279	44,203,763	40,740,353
Income (Loss) per share (basic/diluted)	(0.18)	(0.27)	(0.49)	(0.81)

Loss for the Period	(7,921,671)	(12,054,955)	(21,458,325)	(32,961,235)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency	4,317,134	2,536,278	10,035,949	4,613,675
Total Comprehensive Income (Loss)	(3,604,538)	(9,518,677)	(11,422,376)	(28,347,560)

InflaRx N.V. and subsidiaries

Unaudited Condensed Consolidated Statements of Financial Position as of September 30, 2022 and December 31, 2021

in €	September 30, 2022 (unaudited)	December 31, 2021

ASSETS
Non-current assets
Property and equipment	218,148	274,373
Right-of-use assets	1,414,504	1,408,078
Intangible assets	162,963	235,216
Other assets	350,570	336,566
Financial assets	237,702	27,206,990
Total non-current assets	2,383,887	29,461,224
Current assets
Current other assets	7,574,507	10,983,458
Current tax assets	1,589,924	1,282,177
Financial assets from government grants	5,954,754	—
Other financial assets	75,636,548	57,162,266
Cash and cash equivalents	17,978,003	26,249,995
Total current assets	108,733,737	95,677,896
TOTAL ASSETS	111,117,624	125,139,120

EQUITY AND LIABILITIES
Equity
Issued capital	5,304,452	5,304,452
Share premium	280,310,744	280,310,744
Other capital reserves	36,172,229	30,591,209
Accumulated deficit	(235,434,004)	(213,975,679)
Other components of equity	13,086,220	3,050,270
Total equity	99,439,640	105,280,996
Non-current liabilities
Lease liabilities	1,080,005	1,066,354
Other liabilities	39,879	35,019
Total non-current liabilities	1,119,884	1,101,373
Current liabilities
Trade and other payables	7,438,427	8,574,244
Liabilities from government grants received	1,450,585	8,300,000
Lease liabilities	374,533	366,171
Employee benefits	1,151,288	1,378,130
Other financial liabilities	143,266	138,206
Total current liabilities	10,558,100	18,756,751
Total Liabilities	11,677,984	19,858,124
TOTAL EQUITY AND LIABILITIES	111,117,624	125,139,120

InflaRx N.V. and subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the nine months ended September 30, 2022 and 2021

(in €, except for share data)	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other components of equity	Total equity

Balance as of January 1, 2022	5,304,452	280,310,744	30,591,209	(213,975,679)	3,050,271	105,280,996
Loss for the period	—	—	—	(21,458,325)	—	(21,458,325)
Exchange differences on translation of foreign currency	—	—	—	—	10,035,949	10,035,949
Total comprehensive loss	—	—	—	(21,458,325)	10,035,949	(11,422,376)
Equity-settled share-based payment	—	—	5,581,021	—	—	5,581,021
Balance as of September 30, 2022	5,304,452	280,310,744	36,172,229	(235,434,004)	13,086,220	99,439,640

Balance as of January 1, 2021	3,387,410	220,289,876	26,259,004	(168,345,620)	(3,726,790)	77,863,880
Loss for the period	—	—	—	(32,961,235)	—	(32,961,235)
Exchange differences on translation of foreign currency	—	—	—	—	4,613,675	4,613,675
Total comprehensive loss	—	—	—	(32,961,235)	4,613,675	(28,347,560)
Issuance of common shares and warrants	1,873,203	63,269,346	—	—	—	65,142,549
Transaction costs	—	(4,219,222)	—	—	—	(4,219,222)
Equity-settled share-based payment	—	—	3,823,592	—	—	3,823,592
Share options exercised	41,741	921,994	—	—	—	963,735
Balance as of September 30, 2021	5,302,354	280,261,994	30,082,596	(201,306,855)	886,884	115,226,973

InflaRx N.V. and subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2022 and 2021

in €	For the nine months ended September 30, 2022 (unaudited)	For the nine months ended September 30, 2021 (unaudited)

Operating activities
Loss for the period	(21,458,325)	(32,961,235)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets	448,323	502,605
Net financial result	(3,080,904)	(1,677,868)
Share-based payment expense	5,581,021	3,823,592
Net foreign exchange differences	189,088	(3,185)
Changes in:
Financial assets from government grants	(5,954,754)	-
Other assets	3,087,177	(1,159,960)
Employee benefits	(221,982)	(438,436)
Other liabilities	5,061	12,130
Liabilities from government grants	(6,849,415)	-
Trade and other payables	(1,135,817)	3,259,223
Interest received	903,647	443,531
Interest paid	(38,978)	(15,072)
Net cash used in operating activities	(28,525,857)	(28,214,674)
Investing activities
Purchase of intangible assets, property and equipment	(17,908)	(21,691)
Purchase of current financial assets	(47,031,216)	(40,512,715)
Proceeds from the maturity of financial assets	64,600,049	48,250,724
Net cash from investing activities	17,550,925	7,716,318
Financing activities
Proceeds from issuance of common shares	—	65,142,549
Transaction costs from issuance of common shares	—	(4,219,222)
Proceeds from exercise of share options	—	963,735
Repayment of lease liabilities	(273,092)	(271,608)
Net cash from (used in) financing activities	(273,092)	61,615,454
Net decrease/increase in cash and cash equivalents	(11,248,024)	41,117,098
Effect of exchange rate changes on cash and cash equivalents	2,976,033	2,881,645
Cash and cash equivalents at beginning of period	26,249,995	25,968,681
Cash and cash equivalents at end of period	17,978,003	69,967,424

About InflaRx N.V.:

InflaRx (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a and C5aR technologies to discover and develop first-in-class or best-in-class, potent and specific inhibitors of the complement activation factor known as C5a and its receptor known as C5aR. Complement C5a and its receptor C5aR are powerful inflammatory mediators involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information, please visit www.inflarx.de.

The COVID-19 related work is partly funded by the German federal government through grant number 16LW0113 (VILO-COVID). All responsibility for the content of this work lies with InflaRx.

Contacts:

InflaRx N.V.

e-mail: IR@inflarx.de

MC Services AG

Katja Arnold, Laurie Doyle, Dr. Regina Lutz
e-mail: inflarx@mc-services.eu
Europe: +49 89-210 2280
US: +1-339-832-0752

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding InflaRx’s intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the Company’s ongoing and planned pre-clinical development and clinical trials, including the development of vilobelimab in several indications, including in pyoderma gangrenosum (PG) and severe COVID-19; the Company’s interactions with regulators regarding the results of clinical trials and potential regulatory approval pathways; the impact of the COVID-19 pandemic on the Company; the timing and its ability to commence and conduct clinical trials; potential results from current or potential future collaborations; its ability to make regulatory filings, obtain positive guidance from regulators, and obtain and maintain regulatory approvals for its product candidates; its intellectual property position; its ability to develop commercial functions; expectations regarding clinical trial data; decisions regarding the strategic direction of the Company; its results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies; the industry in which the Company operates; the trends that may affect the industry or the Company’s business; and the risks, uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the SEC. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and InflaRx assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.